FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 7, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                  Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Appointment of CNO dated 7 June 2004


7 June 2004
                               BRITISH ENERGY PLC
                         CHIEF NUCLEAR OFFICER APPOINTED


British Energy is pleased to announce the appointment of Roy Anderson as Chief Nuclear Officer. In this role, he will be responsible for the operation of British Energy's fleet of eight UK Nuclear Power Generation Stations. Mr Anderson will be a member of the Executive Committee reporting to CEO Mike Alexander. He will join British Energy on 5th July 2004.

Mr Anderson is currently President of PSEG Nuclear in the US where he is responsible for all nuclear production. He was previously Chief Nuclear Officer of Nuclear Management Company and prior to that of Florida Power Corporation. His earlier career spanned Caroline Power & Light Company, Boston Edison Company and General Electric Company. He has a degree in Marine & Nuclear Engineering and an MBA in Operation Research.

Mike Alexander, Chief Executive of British Energy, said:

"Roy has significant experience of nuclear turnarounds and his experience will be invaluable to British Energy as we progress the Performance Improvement Programme. He joins at an important time in the restructuring of the Company".

Mr Anderson commented:

"The challenge at British Energy is an exciting one, and I am pleased to be joining the Company at this time. I believe that British Energy staff are committed and professional and I look forward to leading them through this period of change".

David Gilchrist, currently Managing Director, British Energy generation subsidiaries, will take on the new group wide position of Technical Director which will strengthen the technical and operational involvement in key regulatory and commercial support areas across British Energy. Mr Gilchrist will take up this new role on 5th July 2004.


For further details please contact:

Andrew Dowler                    020 7831 3113          (Media Enquiries)
Paul Heward                      01355 262201           (Investor Relations)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 7, 2004                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations